Exhibit (b)-(1)

EXECUTION VERSION

COMMITMENT LETTER

To:	New iSoftStone Holdings Limited
(the “Borrower”)

April 18, 2014

Dear Sirs:

Project Innovation – US$130,000,000 Debt Financing

You have informed China Merchants Bank Co., Ltd., Hong Kong branch (the “Mandated Lead Arranger”, “us” or “we”) that:

(a)	Mr. Tianwen Liu, CSOF SoftTech Limited, certain senior management and employees of the Target (as defined below) through a special purpose company, other Rollover Shareholders (as defined in the Merger Agreement (as defined below) and their respective Affiliates (as defined below) (together, the “Buyer Group”), are or will be (whether directly or indirectly) the shareholders of New Tekventure Limited, a special purpose company incorporated in the British Virgin Islands (“Hold Co”);

(b)	Hold Co owns 100% of the share capital of the Borrower, a special purpose company incorporated in the British Virgin Islands. The Borrower in turn owns 100% of the share capital of New iSoftStone Acquisition Limited, a special purpose company incorporated in the Cayman Islands (“Merger Co”); and

(c)	The Borrower intends to acquire (the “Acquisition”) 100% of the issued share capital in iSoftStone Holdings Limited (the “Target”), a limited liability company incorporated in the Cayman Islands, to be effected through a merger between Merger Co and the Target in accordance with an agreement and plan of merger (the “Merger Agreement”) between the Borrower, Merger Co and the Target, whereupon the Target shall be the surviving entity and Merger Co shall cease to exist.

We are pleased to set out in this letter the terms and conditions on which we are willing to arrange and underwrite the Facility (as defined below).

In this letter (the “Letter”):

“Acquisition Documents” means the Merger Agreement and any other document designated as an “Acquisition Document” by the Agent and the Borrower.

“Affiliate” means in relation to a person, a subsidiary or holding company of that person, a subsidiary of any such holding company.

“Agent” means China Merchants Bank Co., Ltd., Hong Kong branch as facility agent for the Lenders from time to time.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong, London, New York and Shenzhen.

“Closing Date” means the date on which the Acquisition is completed.

“Facility” means the US$130,000,000 term loan facility to be made available on the terms of the Finance Documents.

“Fee Letters” means (a) any fee letter between the Mandated Lead Arranger and the Borrower dated on or about the date of this Letter and (b) any fee letter between the Agent and/or the Security Agent and the Borrower entered or to be entered into in connection with the Facility.

“Facility Agreement” has the meaning given to it in the Term Sheet.

“Finance Documents” has the meaning given to it in the Term Sheet.

“Finance Parties” has the meaning given to it in the Term Sheet.

“Group” has the meaning given to it in the Term Sheet.

“Issuing Bank” means China Merchants Bank Co., Ltd., Shenzhen branch as issuer of the SBLC.

“Lenders” means the lenders participating in the Facility (or any part thereof) from time to time.

“Mandate Documents” means this Letter, the Term Sheet and each Fee Letter.

“SBLC” means one or more standby letters of credit issued by the Issuing Bank in favour of the Agent in connection with the Facility.

“Security Agent” means China Merchants Bank Co., Ltd., Hong Kong branch as security agent for the Lenders from time to time.

“Target Group” has the meaning given to it in the Term Sheet.

“Term Sheet” means the term sheet attached as Annex A to this Letter.

“Transaction” means the transactions contemplated in the Mandate Documents and/or the Finance Documents.

Unless a contrary indication appears, a term defined in any Mandate Document has the same meaning when used in this Letter.

1.	Appointment

1.1	The Borrower appoints:

(a)	the Mandated Lead Arranger as arranger, underwriter and bookrunner of the Facility; and

(b)	the Agent as facility agent and the Security Agent as security agent.

1.2	Until this mandate terminates in accordance with paragraph 12 (Termination):

(a)	no other person shall be appointed as mandated lead arranger, underwriter, bookrunner, facility agent or security agent;

(b)	no other titles shall be awarded (other than the Issuing Bank as issuer of the SBLC); and

(c)	except as provided in the Mandate Documents, no other compensation shall be paid to any person,

in connection with the Facility without the prior written consent of the Mandated Lead Arranger.

2.	Conditions

2.1	The Mandated Lead Arranger is pleased to advise you that (A) it has completed and is satisfied with the results of (i) all client identification procedures it is required to carry out in connection with the Transaction in compliance with all applicable laws, regulations and internal requirements (including, without limitation, all applicable money laundering rules), and (ii) all due diligence which has been carried out by it or on its behalf in respect of the Transaction, the Group and the Target Group, and (B) it has obtained all credit committee and all other relevant internal approvals with respect to the Transaction, the Group and the Target Group and, subject only to the Borrower accepting the terms of this Letter and any Fee Letter in accordance with the last paragraph of this Letter, hereby commits to provide the full principal amount of the Facility on the terms of the Mandate Documents and subject only to satisfaction of the following conditions:

(a)	compliance by the Borrower with all the material terms of the Mandate Documents in all material respects and the Mandate Documents not having been terminated in accordance with the terms hereof;

(b)	the preparation, execution and delivery of the Facility Agreement (in accordance with the Term Sheet and otherwise in form and substance mutually satisfactory to the Borrower and the Mandated Lead Arranger) by no later than six months after the date of this Letter or any later date agreed between the Borrower and the Mandated Lead Arranger;

(c)	the absence of any Change of Control (as defined in the Term Sheet) or “Company Material Adverse Effect” (as defined in, and construed in accordance with, the Merger Agreement); and

(d)	it not being illegal or unlawful in any applicable jurisdiction for the Mandated Lead Arranger to fund, provide or maintain its participation under the Facility by reason of any event or circumstance occurring after the date hereof (excluding, for the avoidance of doubt, any event of illegality or unlawfulness that has been overcome pursuant to paragraph 2.6 below and no longer affects the Mandated Lead Arranger).

2.2	For the avoidance of doubt, there are no conditions (implied or otherwise) to the commitments of the Mandated Lead Arranger under this Letter, other than as set out above.

2.3	The Borrower and the Mandated Lead Arranger agree to negotiate the Finance Documents in good faith in order to agree the terms of and enter into such documents as soon as possible after the date of this Letter.

2.4	The Mandated Lead Arranger agrees and acknowledges that:

(a)	the only representations the accuracy of which shall be a condition precedent to the availability of the Facility shall be the Major Representations (as defined in the Term Sheet); and

(b)

the terms of the Finance Documents shall be in a form such that they do not impair the availability of the Facility if all the conditions expressly set out in this paragraph 2 and in the “Conditions Precedent for the Facility” section of the Term Sheet are satisfied.

2.5	The Mandated Lead Arranger confirms that it has received, reviewed and is satisfied with the form of the Merger Agreement provided to it prior to the date of this Letter and that it will accept (and will procure that each Lender accepts) in satisfaction of any condition precedent to availability of the Facility requiring delivery of the Merger Agreement a final version thereof, provided that such final version is in substantially the form previously provided subject to amendments which are not materially adverse to the interests of the Finance Parties compared to the version of the document accepted by it pursuant to this paragraph 2.5.

2.6	If it becomes unlawful in any applicable jurisdiction for the Mandated Lead Arranger to perform any of its obligations as contemplated by the Mandate Documents or to fund, issue or maintain its participation under the Facility, the Mandated Lead Arranger shall:

(a)	promptly notify the Borrower upon becoming aware of that event; and

(b)	in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in its underwriting in respect of the Facility not being available including (but not limited to) transferring its rights and obligations under the Mandate Documents to one or more of its Affiliates provided that:

(i)	the Borrower shall promptly indemnify the Mandated Lead Arranger for all costs and expenses reasonably and properly incurred by the Mandated Lead Arranger as a result of steps taken by it pursuant to this paragraph (b); and

(ii)	the Mandated Lead Arranger is not obliged to take any such steps if, in the opinion of the Mandated Lead Arranger (acting reasonably), to do so might be materially prejudicial to it.

3.	Underwriting

The Mandated Lead Arranger is pleased to offer to underwrite and commits to make available the Facility in accordance with the terms of and subject to the conditions set out in the Mandate Documents.

4.	Fees, Costs and Expenses

4.1	All fees shall be paid in accordance with the Fee Letters or (to the extent not set out in the Fee Letters) as set out in the Facility Agreement. Notwithstanding the foregoing, it is expressly understood and acknowledged by all parties that no such fees will be required to be paid by the Borrower or any of its Affiliates unless and until the Closing Date occurs, other than as set out in paragraph 4.2 below or as expressly provided for in any Fee Letter.

4.2	The Borrower shall promptly on demand pay the reasonable out-of-pocket costs and expenses (including legal fees) incurred by the Mandated Lead Arranger in connection with the Facility and/or the Mandate Documents up to the agreed cap (if any), whether or not the Closing Date occurs or the Finance Documents are entered into.

5.	Payments

All payments to be made under the Mandate Documents:

(a)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the Mandated Lead Arranger shall notify the Borrower;

(b)	shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(c)	are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable, the Borrower shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

6.	Information

6.1	On the date hereof, the Borrower represents and warrants (in the case of Information relating to the Target Group, to the best of its knowledge) that all written factual information that has been made available to us by or on behalf of the Borrower or any of its representatives in connection with the Transaction (the “Information”), when taken as a whole, is complete and correct in all material respects as of the date it is furnished and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading, and nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect.

6.2	The representation and warranty set out in paragraph 6.1 is deemed to be made by the Borrower daily by reference to the facts and circumstances then existing commencing on the date of this Letter and continuing until the date the Finance Documents are executed and delivered.

6.3	The Borrower shall immediately notify the Mandated Lead Arranger in writing if the representation and warranty set out in this paragraph 6 is incorrect or misleading and agrees to supplement the Information promptly from time to time to ensure that such representation and warranty is correct and not misleading when made.

6.4	The Borrower acknowledges that the Mandated Lead Arranger will be relying on the Information without carrying out any independent verification.

These representations and agreements will be superseded by those in the Finance Documents.

7.	Indemnity

7.1

(a)	Whether or not the Finance Documents are signed, the Borrower shall within three Business Days of demand indemnify each Indemnified Person (as defined below) against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(i)	the Acquisition or any transaction contemplated by the Mandate Documents and/or the Finance Documents;

(ii)	the use of the proceeds of the Facility;

(iii)	any Mandate Document and/or the Finance Documents; and/or

(iv)	the arranging or underwriting of the Facility (or any part thereof),

other than, in each case, the SBLC (but only to the extent arising by reason of a breach of the restrictions on the purpose of financing guarantees imposed by Circular of the State Administration of Foreign Exchange on Issues concerning Approval of the Outstanding Balance Index for Financing Overseas Guarantee of 2011 by Domestic Banks dated 27 July 2011 (Hui Fa [2011] No. 30) or Circular of the State Administration of Foreign Exchange on the Administration of Overseas Guarantee provided by Domestic Institutions dated 30 July 2010 (Hui Fa [2010] No. 39) (the “PRC Regulations”) in each case, in the form existing on the Signing Date and excluding (i) any amendment, supplement or other variation of the PRC Regulations after the Signing Date, (ii) any change in the application or interpretation of the PRC Regulations by any authority, regulator or court in the PRC after the Signing Date which causes the SBLC to be unlawful, illegal, invalid or unenforceable, and/or (iii) any action taken by any authority, regulator or court in the PRC which prohibits or restrains the Issuing Bank to make payments under or comply with the SBLC).

(b)	The Borrower will not be liable under paragraph (a) above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person to the extent that cost, expense, loss or liability is finally judicially determined to have resulted from (i) any breach by that Indemnified Person of any Mandate Document or any Finance Document or (ii) that Indemnified Person’s gross negligence or wilful misconduct.

(c)	For the purposes of this paragraph 7:

“Indemnified Person” means the Mandated Lead Arranger, the Agent, the Security Agent, each Lender, any of their respective Affiliates and each of their (or their respective Affiliates’) respective directors, officers, employees and agents.

7.2	The Mandated Lead Arranger shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 7.1.

7.3
(a)	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Borrower or any of its Affiliates for or in connection with anything referred to in paragraph 7.1(a) above except, following the Borrower’s agreement to and acceptance of the offer under the Mandate Documents, to the extent such cost, expense, loss or liability incurred by the Borrower is finally judicially determined to have resulted from (i) any breach by that Indemnified Person of any Mandate Document or any Finance Document or (ii) that Indemnified Person’s gross negligence or wilful misconduct.

(b)	Notwithstanding paragraph (a) above, no Indemnified Person shall be responsible or have any liability to the Borrower or any of its Affiliates or anyone else for consequential losses or damages.

(c)	The Borrower represents to the Mandated Lead Arranger that:

(i)	it is acting for its own account and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(ii)	it is not relying on any communication (written or oral) from the Mandated Lead Arranger as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the Mandated Lead Arranger shall be deemed to be an assurance or guarantee as to the expected results of the Transaction;

(iii)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction; and

(iv)	the Mandated Lead Arranger is not acting as a fiduciary for it in connection with the Transaction.

8.	Confidentiality

The Borrower and the Mandated Lead Arranger each acknowledge that the Mandate Documents are confidential and no party to this Letter shall, without the prior written consent of each of the other parties to this Letter, disclose the Mandate Documents or their contents to any other person except:

(a)	as required by law or regulation or by any applicable governmental or other regulatory authority or by any applicable stock exchange;

(b)	in any legal proceedings relating to the Mandate Documents, the Finance Documents or the Transaction;

(c)	to the Special Committee of the Target and its professional advisers for the purposes of the Transaction (in the case of any Fee Letter, being a redacted copy thereof);

(d)	to its shareholders, Affiliates, employees or professional advisers for the purposes of the Facility who have been made aware of and agree to be bound by the obligations under this paragraph 8 or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(e)	to the Buyer Group and any other actual or potential investors in the Borrower (or any direct or indirect holding company of the Borrower) and their respective employees or professional advisers for the purposes of the Facility or the Transaction who have been made aware of and agree to be bound by the obligations under this paragraph 8 or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(f)	to the Issuing Bank and its directors, officers and employees;

(g)	(in the case of the Mandated Lead Arranger) to its head office, branches and/or Affiliates and their respective directors, officers and employees;

(h)	save for any Fee Letter, to the Target and its directors, officers, employees or professional advisers involved in the Acquisition on a confidential basis and provided that none of the Target or its professional advisers may rely on any of the Mandate Documents;

(i)	to potential and prospective lenders, participants or any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or its obligations under the Facility (or any part thereof) and their professional advisors, who have been made aware of and agree to be bound by the obligations under this paragraph 8; and

(j)	to the professional advisors, auditors and agents of any of the persons/entities falling within paragraphs (f), (g) and/or (i) above, where such professional advisors, auditors and agents have been made aware of and agree to be bound by the confidentiality obligation under this paragraph 8 or are in any event subject to confidentiality obligations as a matter of law or professional practice, in each case subject to paragraph 15 (Third Party Rights).

Notwithstanding any other provision in this Letter or any other document, the parties hereto (and each employee, representative, or other agent of the parties hereto) may each disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to them relating to such U.S. tax treatment and U.S. tax structure, other than any information for which non-disclosure is reasonably necessary in order to comply with applicable securities laws.

9.	Publicity/Announcements

9.1	All publicity in connection with the Facility shall be managed by the Mandated Lead Arranger in consultation with Borrower.

9.2	No announcements regarding the Facility and/or the SBLC or any roles as arranger, underwriter, bookrunner, lender or issuing bank shall be made without the prior written consent of Borrower and the Mandated Lead Arranger, except as required by law or by any applicable governmental or other regulatory authority or by any applicable stock exchange.

10.	Conflicts

10.1	Each of the Borrower and the Mandated Lead Arranger acknowledges that the Mandated Lead Arranger or its Affiliates may provide debt financing, equity capital or other services to other persons with whom the Borrower or its Affiliates may have conflicting interests in respect of the Facility in this or other transactions.

10.2	Each of the Borrower and the Mandated Lead Arranger acknowledges that the Mandated Lead Arranger or its Affiliates may act in more than one capacity in relation to this Transaction and may have conflicting interests in respect of such different capacities.

10.3	The Mandated Lead Arranger shall not use confidential information obtained from the Borrower or its Affiliates for the purposes of the Facility in connection with providing services to other persons or furnish such information to such other persons.

10.4	The Borrower acknowledges that the Mandated Lead Arranger has no obligation to use any information obtained from another source for the purposes of the Facility or to furnish such information to the Borrower or its Affiliates.

11.	Assignments

11.1	The Borrower shall not assign any of its rights or transfer any of its rights or obligations under the Mandate Documents without the prior written consent of the Mandated Lead Arranger.

11.2	The Mandated Lead Arranger shall not assign any of its rights or transfer any of its rights or obligations under the Mandate Documents without the prior written consent of the Borrower.

12.	Termination

12.1	If the Borrower does not accept the offer made by the Mandated Lead Arranger in this Letter in accordance with the last paragraph of this Letter before close of business in Hong Kong on April 22, 2014, such offer shall terminate on that date.

12.2	The Mandated Lead Arranger may terminate its obligations under this Letter with immediate effect by notifying the Borrower if:

(a)	it is notified by the Borrower that the Borrower’s offer to make the Acquisition has been permanently withdrawn or rejected;

(b)	the Merger Agreement is terminated or lapses;

(c)	the Borrower has breached its material obligations under the Mandate Documents; or

(d)	the condition set out in paragraph 2.1(b) above is not satisfied.

12.3	Unless otherwise terminated pursuant to paragraph 12.1 or 12.2 above, the obligations of the Mandated Lead Arranger shall automatically terminate on the date falling one month after the Outside Date (as defined in the Merger Agreement).

13.	Survival

13.1	Except for paragraphs 2 (Conditions), 3 (Underwriting), 7 (Indemnity) and 12 (Termination) (in the case of paragraph 7 (Indemnity), to the extent that the provisions thereof are covered by equivalent provisions in the Facility Agreement and provided that nothing shall prejudice any accrued claim under paragraph 7 (Indemnity)), the terms of this Letter shall survive and continue after the Finance Documents are signed. Upon the execution of the Facility Agreement, paragraphs 3 (Underwriting) and 7 (Indemnity) (in the case of paragraph 7 (Indemnity), to the extent that the provisions thereof are covered by equivalent provisions in the Facility Agreement and provided that nothing shall prejudice any accrued claim under paragraph 7 (Indemnity)) shall be superseded by the provisions of the Facility Agreement.

13.2	Without prejudice to paragraph 13.1, paragraphs 4 (Fees, Costs and Expenses), 7 (Indemnity), 8 (Confidentiality), 9 (Publicity/Announcements), 10 (Conflicts) and 12 (Termination) to 18 (Miscellaneous) inclusive shall survive and continue after any termination of the obligations of the Mandated Lead Arranger under the Mandate Documents.

14.	Entire Agreement

14.1	The Mandate Documents set out the entire agreement between the Borrower and the Mandated Lead Arranger as to arranging and underwriting the Facility and supersede any prior oral and/or written understandings or arrangements relating to Facility.

14.2	Any provision of a Mandate Document may only be amended or waived in writing signed by all parties thereto.

15.	Third Party Rights

15.1	No person (other than the Borrower and the Mandated Lead Arranger and (to the extent specified in paragraph 7 (Indemnity)) any Indemnified Person) shall have any rights under or be entitled to rely on or enjoy the benefits of any provision of the Mandate Documents.

15.2	Notwithstanding any term of this Letter, the consent of any person who is not a party to this Letter is not required to rescind or vary this Letter at any time.

16.	Counterparts

This Letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

17.	Governing Law and Jurisdiction

17.1	Subject to the remainder of this paragraph 17, the Mandate Documents shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) in all respects without regard to any conflict of laws rules thereof. Notwithstanding the foregoing, it is understood and agreed that the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement) (and whether or not a Company Material Adverse Effect has occurred) shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

17.2	The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter.

18.	Miscellaneous

The failure to exercise or delay in exercising a right or remedy by the Mandated Lead Arranger under the Mandate Documents shall not constitute a waiver of the right or remedy or waiver of any other rights or remedies and no single or partial exercise of any right or remedy shall preclude any further exercise thereof, or the exercise of any other right or remedy. Except as expressly provided in the Mandate Documents, the rights and remedies of the Mandated Lead Arranger contained in the Mandate Documents are cumulative and not exclusive of any rights or remedies provided by law.

If you agree to the above, please acknowledge your agreement and acceptance of the offer made by the Mandated Lead Arranger in this Letter by signing and returning before close of business in Hong Kong on April 22, 2014 copies of this Letter and each Fee Letter despatched to you together with this Letter by facsimile at +852 3541 9875 (Attention: Jamie Li) or email to Jamie Li at jamieli@cmbchina.com.

Yours faithfully

For and on behalf of
China Merchants Bank Co., Ltd., Hong Kong branch
as Mandated Lead Arranger

/s/ Xu Shiqing /s/ Wang Xiaohua
Name: Xu Shiqing, Wang Xiaohua
Title: Authorised Signatory, Authorised Signatory

[Signature page to Commitment Letter]

We acknowledge and agree to the above.

For and on behalf of
New iSoftStone Holdings Limited
as Borrower

/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

[Signature page to Commitment Letter]

ANNEX A

Term Sheet

TERM SHEET

This Term Sheet sets out the terms of the proposed debt financing relating to Project Innovation pursuant to which Mr. Tianwen Liu (the “Founder”), CSOF SoftTech Limited, certain senior management and employees of the Target through New Tekventure Management Limited, a special purpose company incorporated in the British Virgin Islands (“Management SPV”), other rollover shareholders and their respective affiliates (together, the “Buyer Group”) intend to acquire (the “Acquisition”) 100% of the issued share capital of iSoftStone Holdings Limited (the “Target” and, together with its subsidiaries, the “Target Group”) not already held by members of the Buyer Group.

The members of the Buyer Group are or will be (directly or indirectly) the shareholders of New Tekventure Limited, a special purpose company incorporated in the British Virgin Islands (“Hold Co”), which owns 100% of the share capital of New iSoftStone Holdings Limited, another special purpose company incorporated in the British Virgin Islands (“Parent Co”), which in turn owns 100% of the share capital of New iSoftStone Acquisition Limited, another special purpose company incorporated in the Cayman Islands (“Merger Co”).

The Acquisition will be effected through a Cayman law statutory merger between Merger Co and the Target in accordance with an agreement and plan of merger (“Merger Agreement”) between Parent Co, Merger Co and the Target, whereupon the Target shall be the surviving entity and Merger Co shall cease to exist. iSoftStone Information Technology (Group) Company Limited (“ISS Beijing”) is a wholly-owned subsidiary of the Target incorporated in the People’s Republic of China (excluding Hong Kong, Macau and Taiwan) (the “PRC”).

For the purposes of this Term Sheet, “Signing Date” means the date on which the Facility Agreement is signed, “Drawdown Date” means the date on which the Facility is drawn and “Closing Date” means the date upon which the Acquisition is consummated.

Part 1

THE FACILITY

Facility:	Term loan facility

Facility Amount:	US$130,000,000

Borrower:	Parent Co

Group:	Parent Co and its subsidiaries from time to time.

Mandated Lead Arranger and Underwriter (the “Mandated Lead Arranger”):	China Merchants Bank Co., Ltd., Hong Kong branch

Lender(s):	China Merchants Bank Co., Ltd., Hong Kong branch and (after the Drawdown Date) its permitted assignees and transferees from time to time.

Agent:	China Merchants Bank Co., Ltd., Hong Kong branch

Security Agent:	China Merchants Bank Co., Ltd., Hong Kong branch

Finance Parties:	The Lenders, the Mandated Lead Arranger, the Agent and the Security Agent.

Secured Parties:	The Finance Parties, any provider of the Relevant Hedging (as defined below) and any receiver or delegate appointed by the Security Agent.

Ranking:	Guaranteed and secured as set out in Part 3 (Other terms). The Transaction Security shall have first ranking priority.

Maturity Date:	The earlier of (i) the fourth anniversary of the Signing Date and (ii) the date falling 15 Business Days prior to the expiry of the SBLC (as defined below).

Purpose:	To finance:

(a) part of the merger consideration for the Acquisition; and

(b) the payment of costs and expenses incurred by the Borrower or any other member of the Group in connection with the Acquisition and/or the Finance Documents (as defined below) in an aggregate amount of up to US$20 million (or equivalent).

Availability Period:	From the period from and including the date of the Facility Agreement until the earliest of the following:

	(a)	the Drawdown Date;

	(b)	the Closing Date;

	(c)	the date on which the Acquisition lapses, is withdrawn or abandoned or the Merger Agreement is terminated;

	(d)	the date on which the Mandated Lead Arranger has received written notice that the Buyer Group does not intend to proceed with the Acquisition; and

	(e)	the date which is four months from the Signing Date.

Maximum Number of Loans:	One.

Repayment:	The Borrower shall repay the Loan in six instalments as set out in the table below:

Instalment Due Dates (months after Drawdown Date)	Amount to be repaid on each Instalment Due Date
18	US$10,000,000
24	US$10,000,000
30	US$10,000,000
36	US$10,000,000
42	US$10,000,000
Maturity Date	US$80,000,000 or the outstanding amount of the Loan

SBLC:	The Facility will be collateralised by one or more first demand unconditional and irrevocable standby letters of credit (the “SBLC”). The SBLC will:

	(a)	be issued by the Issuing Bank in favour of the Security Agent;

	(b)	be issued on or prior to the Drawdown Date and become automatically effective upon the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands in connection with the Acquisition;

	(c)	be denominated in RMB (the lawful currency of the PRC), with an initial aggregate face amount the USD equivalent of which is not less than 100/95% of the aggregate principal amount of the Facility;

	(d)	be for a term ending at least 15 Business Days after the fourth anniversary of the Signing Date; and

	(e)	be issued subject to The Uniform Customs Practice for Documentary Credit (UCP 600) or The International Standby Practices (ISP 98 version).

The Borrower may, in accordance with the documentation governing the SBLC, request for the amount of the SBLC to be reduced promptly upon each repayment of the Loan, provided that the Borrower will ensure that the reduced amount of the SBLC shall not be less than an amount in RMB, the USD equivalent of which is not less than 100/95% of the then outstanding principal amount of the Loan.

In the case where the USD equivalent of the available SBLC amount in RMB is equal to or less than 100/97% of the then outstanding principal amount of the Loan, the Borrower shall, at its option, within 7 Business Days of a notification from the Agent:

	(a)	enter into such foreign exchange hedging (relating to the RMB/USD exchange rate) with the Mandated Lead Arranger on terms satisfactory to the Agent (“Relevant Hedging”); and/or

(b) deposit cash collateral in USD into the Offshore Debt Service Account (“Top-up Amount”); and/or

(c) prepay the Loan,

so that the sum of (i) the USD equivalent of the available amount under the SBLC (taking into account the effect of any Relevant Hedging) and (ii) the aggregate amount standing to the credit of the Offshore Debt Service Account that is attributable to any Top-up Amount that has already been deposited pursuant to paragraph (b) (excluding any amount standing to the credit of the Offshore Debt Service Account that is attributable to the Interest Reserve Amount) would not be less than 100/95% of the outstanding principal amount of the Loan,

(collectively the “SBLC Adjustment Arrangements”).

The “USD equivalent” of any RMB amount shall be determined by reference to the Agent’s spot rate of exchange for the purchase of USD by RMB (or if not available, such other prevailing rate of exchange as selected by the Agent (acting reasonably)) on the relevant date.

Issuing Bank:	China Merchants Bank Co., Ltd., Shenzhen branch

Part 2

PRICING

Fees:	As set out in the Fee Letter.

Margin:	As set out in the table below:

Time period	Margin
Drawdown Date to first anniversary of Drawdown Date	2.3% per annum
First anniversary to second anniversary of Drawdown Date	2.6% per annum
Second anniversary to third anniversary of Drawdown Date	2.9% per annum
Third anniversary of Drawdown Date to Maturity Date	3.3% per annum

Interest Periods:	Three or six months (at the option of the Borrower) or any other period agreed by the Borrower and all of the Lenders.

Interest:	The aggregate of the applicable:

(a) Margin; and

(b) LIBOR.

Payment of Interest:	Interest is payable on the last day of each Interest Period (and, in the case of Interest Periods of longer than six months, on the dates falling at six-monthly intervals after the first day of the Interest Period).

Interest Reserve:	The Borrower shall open an offshore USD account with the Agent or the Security Agent (the “Offshore Debt Service Account”), which shall, from the Drawdown Date, maintain a balance (excluding any portion thereof attributable to any Top-up Amount) of not less than the aggregate amount of the interest payments of the Borrower under the Facility for the following six months (the “Interest Reserve Amount”).

Default Interest:	Not exceeding 5% per annum above the Interest rate, as set out in the Annex.

Part 3

OTHER TERMS

Documentation:

The Facility will be made available under a facility agreement (the “Facility Agreement”) which will be based on the current recommended form of term loan facility agreement for leveraged acquisition finance transactions of the LMA, amended to reflect the terms set out in this term sheet and otherwise in form and substance satisfactory to the Mandated Lead Arranger (acting reasonably).

Other documentation will include intercreditor agreement(s) (which will be based on the current recommended form of intercreditor agreement for leveraged acquisition finance transactions of the LMA modified so as to be on customary terms for the Asia Pacific loans market and to reflect the absence of any mezzanine facility) (the “Intercreditor Agreement”), the Escrow Agreement (as defined below), the documents pursuant to which the Transaction Security is granted (the “Transaction Security Documents”), the SBLC, the ISS Beijing Dividend Undertaking (as defined in the “Conditions Subsequent for the Facility” section), the Commitment Letter, the Fee Letters and any other document specified by the Borrower and the Agent as a “Finance Document” (together with the Facility Agreement, the “Finance Documents”).

Guarantors:	The Facility will be guaranteed pursuant to (i) a personal guarantee from the Founder, (ii) a corporate guarantee from Management SPV, and (iii) a corporate guarantee from Hold Co (the foregoing guarantees together, the “Guarantees”).

Group Obligors:	Hold Co, the Borrower and (on and from the Closing Date but following the closing on the Closing Date) the Target.

Obligors:	The Group Obligors, the Founder and Management SPV.

Material Company:

(a) Any Group Obligor, (b) ISS Beijing, (c) any member of the Group which has revenue or gross assets (in each case, excluding intra-Group items) representing 5% or more of the revenue or gross assets (as applicable) of the Group calculated on a consolidated basis and (d) any member of the Group that holds or owns any shares or equity interests in any Group Obligor, ISS Beijing or any other Material Company.

Reference to any member of the Group herein shall include ISS Beijing and its subsidiaries as if they remained part of the Group following completion of the Permitted Restructuring (as defined below).

Transaction Security:	The Facility will be collateralised/secured by:

	(a)	the SBLC;

	(b)	first priority charge over 100% of the equity interests in the Borrower;

	(c)	with effect on and from the Closing Date but following the closing on the Closing Date, first priority charge over 100% of the equity interests in the Target;

	(d)	first priority fixed and floating charges over all bank accounts of the Group Obligors (other than Hold Co), including the Collection Account (as defined below) but excluding the Escrow Account (as defined below);

	(e)	first priority fixed and floating charges over the assets of the Group Obligors (other than Hold Co) (including, in the case of the Borrower, an assignment of its rights under any escrow agreement (the “Escrow Agreement”) to be entered into between the Borrower, the Target (if applicable), the Security Agent and an escrow agent (and/or, where applicable, the paying agent of the Target) in respect of the Escrow Account (as defined below));

	(f)	first priority charge over the Offshore Debt Service Account;

(g)	subordination of any loans from any member of the Buyer Group or their respective affiliates (via Hold Co) to any Obligor (or from Hold Co to any member of the Group) pursuant to the Intercreditor Agreement and assignment of any such loans made by any Group Obligor or any member of the Group to any Obligor. Reference to any member of the Group herein shall include ISS Beijing and its subsidiaries as if they remained part of the Group following the completion of the Permitted Restructuring; and

(h)	(if any) assignment by the Target of its rights to payment under any sale and purchase agreement (“SPA 2”) to be entered into between ISS Beijing and the Target in respect of sale and purchase of equity interests in offshore subsidiaries and the remaining PRC subsidiaries (other than ISS Beijing) of the Target (collectively “Transferred Subsidiaries”) pursuant to the Permitted Restructuring. In connection with such assignment: (i) the Target shall open an account (“SPA 2 Account”) with the Security Agent and ensure that all payments from ISS Beijing to the Target under SPA 2 shall be paid into the SPA 2 Account; (ii) without the prior written consent of the Facility Agent, no amendments to SPA 2 shall be made in relation to the obligation referred to in clause (i) above or to the payment terms that would adversely affect the interests of the Finance Parties; and (iii) to the extent not already covered by paragraph (d) above, the Target shall create a first priority fixed and floating charge over the SPA 2 Account, subject to the Agreed Security Principles save that only paragraphs (d) and (e) shall be subject to paragraph 1.2(a) to (e) of the Agreed Security Principles. All Transaction Security to be given by the Target, and paragraph (h), shall be conditions subsequent, and paragraph (h) to be signed immediately following the execution of SPA 2.

For the avoidance of doubt, any new shares or other equity interests of ISS Beijing or Hold Co issued pursuant to a Permitted Equity Offering (as defined below) shall not form part of the Transaction Security.

Collection Account:	The Borrower shall ensure that all revenue, income, all other proceeds received from dividends or any other distributions (including but not limited to any repayment of shareholder/intercompany loans) are deposited into a Collection Account opened by it with the Agent or an affiliate of the Agent.

Agreed Security Principles:	As set out in the Schedule to this Term Sheet.

Certain Funds:	During the period commencing on the Signing Date and ending on the last day of the Availability Period:

(a) in relation to a utilisation under the Facility to be made during such period and to be made solely for the purpose(s) set out in the definition of “Purpose” in Part 1 of this Term Sheet (a “Certain Funds Utilisation”), the drawstop conditions in the Facility Agreement will apply as if they referred only to Major Representations (as defined below) and Major Defaults (as defined below) that are continuing; and

(b) (subject to paragraph (a) and subject to there being no Change of Control or Lender illegality (subject to customary mitigation obligations) and provided that no “Company Material Adverse Effect” (as defined in, and construed in accordance with, the Merger Agreement) has occurred) the Lenders shall be restricted from:

(i) cancelling any commitments to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

(ii) rescinding, terminating or cancelling any Finance Document or the Facility or exercising any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

	(iii)	(subject to satisfaction of the Conditions Precedent for the Facility and compliance with administrative procedures set out in the Facility Agreement relating to delivery of the utilisation request) refusing to participate in the making of a Certain Funds Utilisation requested in accordance with the provisions of the Facility Agreement;

	(iv)	exercising any right of set-off or counterclaim in respect of a Certain Funds Utilisation to the extent to do so would prevent or limit the making of a Certain Funds Utilisation; or

	(v)	cancelling, accelerating or causing repayment or prepayment of any amounts owing under the Facility Agreement or under any other Finance Document to the extent to do so would prevent or limit the making of a Certain Funds Utilisation.

For the purposes of paragraph (a) above:

“Major Representation” means (i) a representation with respect to the Founder and/or Management SPV only under any of paragraphs (or specified parts or sub-sections thereof as agreed) (a) to (e), and (z) of the “Representations” below, (ii) a representation with respect to Hold Co, the Borrower and/or Merger Co only under any of paragraphs (a) to (e) (inclusive), (q), (r) (to the extent it relates to equity interests in the Borrower), (w) (to the extent it relates to Hold Co, Parent Co or Merger Co), (z) (to the extent it relates to compliance with applicable laws only), (bb) and (cc) of “Representations” below or (iii) paragraph (v) (other than as it relates to SPA 1 and/or SPA 2 and “other documents”) of “Representations” below.

“Major Default” means any Default under:

(i)	paragraph (a);

	(ii)	paragraph (c) (in so far as it relates to any breach by and with respect to only the Founder (in the case of the Founder, of the undertakings in paragraph (l) and (bb) (to the extent it relates to compliance with applicable laws only) of “General Undertakings” below), Management SPV (where applicable), Hold Co, the Borrower and/or Merger Co only of the undertakings in paragraphs (f), (h), (i), (l), (m) (excluding any undertaking relating to SPA 1 and/or SPA 2), (n), (o), (q), (r), (s), (t), (u), (aa) and (bb) (to the extent it relates to compliance with applicable laws only) of “General Undertakings” below;

	(iii)	paragraph (d) (in so far as it relates to a breach of any Major Representation);

	(iv)	paragraphs (f) (excluding any balance sheet insolvency Event of Default), (g) or (h) (in so far as it relates to the Founder, Management SPV, Hold Co, the Borrower and/or Merger Co only);

	(v)	paragraphs (i) (other than in relation to SPA 1 and/or SPA 2 and, in the case of unlawfulness, limited to payment or other material obligations of an Obligor under the Finance Documents) or (p) (in so far only as it relates to the Finance Documents), of “Events of Default” below.

Prepayment and Cancellation:	(a)	Illegality

A Lender’s commitment shall be cancelled and its share of the utilisations shall be prepaid.

	(b)	Voluntary Cancellation

Borrower may, on not less than 3 Business Days’ prior notice, cancel the whole or any part of the Facility. Any cancellation in part shall be subject to receipt by the Agent of reasonably satisfactory evidence that the Borrower will have sufficient funds to consummate the Acquisition (including the payment of merger consideration, funding the Interest Reserve Amount in the Offshore Debt Service Account and the payment of costs and expenses incurred by the Borrower or any other member of the Group in connection with the Acquisition and/or the Finance Documents).

(c)	Voluntary Early Prepayment

Utilisations may be prepaid after the last day of the Availability Period in whole or in part (but, if in part, being in a minimum amount of US$5,000,000 and any integral multiple of US$1,000,000) on 10 days’ prior notice.

(d)	Increased Costs, Tax Gross-Up and Tax Indemnity

Borrower may cancel the commitment of and prepay any Lender that makes a claim under these provisions.

(e)	Change of Control

Upon a Change of Control, the Facility shall be repaid and cancelled in full.

“Change of Control” means:

(i) at any time (A) Permitted Holders (as defined below) do not or cease to beneficially own and control (directly or indirectly) more than 20% of the voting shares and the economic interests in the Borrower (on a fully diluted basis), or (B) any other person (or persons acting in concert) beneficially own or control in aggregate a percentage of the voting shares or the economic interests in the Borrower that is equal to or greater than the percentage of the voting shares or the economic interests in the Borrower beneficially owned and controlled by the Permitted Holders; or

(ii) prior to the occurrence of the Closing Date, Parent Co does not or ceases to directly beneficially own 100% of the shares and equity interests in Merger Co; or

(iii) at any time upon and after the occurrence of the Closing Date, Parent Co does not or ceases to directly beneficially own 100% of the shares and equity interests in the Target; or

(iv) at any time, Hold Co does not or ceases to directly beneficially own 100% of the shares and equity interests in Parent Co.

Following completion of the Permitted Restructuring, references to the “Borrower” in paragraph (i) above shall be construed as references to “both Parent Co and ISS Beijing (or both Parent Co and any entity which owns and has assumed all or substantially all of the assets and obligations of ISS Beijing (including ISS Beijing’s obligations under SPA 2))”.

“Flotation” means a listing of all or any part of the share capital of Hold Co, the Borrower, or the Target, any of their subsidiaries (including, following completion of the Permitted Restructuring, ISS Beijing and any of its subsidiaries as if they remained the Target’s subsidiaries) or any holding company thereof on any recognised investment exchange (as that term is used in the Financial Services and Markets Act 2000) or in or on any exchange or market replacing the same or any other exchange or market in any jurisdiction or country (either directly or indirectly through the transfer of assets and obligations).

“Permitted Holder” means the Founder and Management SPV (including, after the Permitted Restructuring, any special purpose company established by the same management shareholders in the PRC) (so long as it is majority owned and controlled by the Founder and/or his affiliates).

“Permitted Restructuring” means the restructuring of the Group to be implemented after completion of the Acquisition and prior to the Flotation, as may be agreed by the Issuing Bank, including any amendments thereto that are not materially prejudicial to the Issuing Bank or the Finance Parties and any other amendments agreed by the Issuing Bank, provided that the amount of the aggregate consideration payable by ISS Beijing to the Target in respect of the acquisition of the interests in the Transferred Subsidiaries pursuant to the SPA 2 (“Relevant Consideration”) shall be supported by a valuation report prepared by a third party valuer. The Borrower shall notify the Agent of the Permitted Restructuring and any amendments thereto from time to time.

(f)	Flotation

If a Flotation takes place which does not constitute a Change of Control, an amount equal to 75% of the net cash proceeds thereof shall be used to repay the Facility.

(g)	Permitted Equity Offering

Upon the completion of a Permitted Equity Offering, 25% of the net cash proceeds thereof shall be used to repay the Facility.

“Permitted Equity Offering” means, after or concurrently with the sale and purchase of equity interests in ISS Beijing pursuant to SPA 1 but prior to a Flotation, the issuance of new shares or other equity interests by ISS Beijing or the Hold Co to persons which are not Obligors or members of the Group or members of the Buyer Group which does not constitute a Change of Control.

(h)	Sale of assets

Upon a disposal of all or substantially all of the shares or assets of the Group or the Target Group (excluding, for the avoidance of doubt, the Permitted Restructuring), the Facility shall be repaid and cancelled in full. Reference to the Group herein shall include ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring.

(i)	Permitted Restructuring

100% of the net cash proceeds received/receivable by the Target pursuant to SPA 2 or otherwise in connection with the Permitted Restructuring shall, upon receipt, be used to repay the Facility.

(j)

Dividends and distributions

If an Event of Default is continuing, any dividends and distributions received by members of the Group outside the PRC from members of the Group established in the PRC shall be applied towards prepayment of the Facility. Otherwise, only dividends and distributions received by the Borrower from members of the Group established in the PRC (including, for this purpose, such dividends and distributions received through the Target or any other intermediate company between the Borrower and the relevant member(s) of the Group established in the PRC and distributed or made available to the Borrower) shall be applied towards prepayment of the Facility.

(k)	Curative Equity

25% of the proceeds of Curative Equity shall be used to prepay the Facility.

“Curative Equity” means any issuance by the Borrower of shares or other equity interests in favour of its shareholders (which does not constitute a Change of Control) or other injection of equity capital by its shareholders or the incurrence of the Borrower of any subordinated indebtedness from its shareholders for the purposes of curing any breach of any Financial Covenant.

(l)

General

Subject to there being no Event of Default continuing, prepayments in respect of the Facility falling under paragraphs (f), (g), (i) or (j) above may be paid to the Offshore Debt Service Account, in each case pending their application at the end of the next Interest Period towards prepayment of the Facility. For the avoidance of doubt, such credit into the Offshore Debt Service Account shall not count towards the Interest Reserve Amount or the Top-up Amount.

Any amount prepaid may not be redrawn.

Any prepayment shall be made with accrued interest on the amount prepaid and, subject to break costs, without premium or penalty.

Application of Voluntary Prepayment and Mandatory Prepayment Proceeds:	Mandatory and voluntary prepayments proceeds shall be applied against repayment instalments in chronological order, except that in the case of paragraphs (f) and/or (g) of the “Prepayment and Cancellation” section, the mandatory prepayment proceeds shall be applied against remaining repayment instalments in inverse chronological order.

Restrictions on upstreaming moneys:	If:

(a)

any amount is required to be applied in prepayment or repayment of the Facility under paragraphs (f) or (g) of “Prepayment and Cancellation” above in respect of a Flotation or a Permitted Equity Offering by any member of the Group which is established in the PRC but, in order to be so applied, a member of the Group has to make payments upstream or otherwise transfer moneys to another member of the Group to effect that prepayment or repayment; and

(b)	those moneys cannot be so upstreamed or transferred without:

	(i)	breaching a financial assistance prohibition or other restriction applicable to a member of the Group (or any of its directors or legal representative) provided under PRC law or imposed by any PRC regulatory body; or

	(ii)	causing any director or officer or legal representative of any member of the Group to breach any fiduciary duty or give rise to any material risk of personal liability of such director, officer or legal representative in relation to such payment; or

	(iii)	any member of the Group incurring a material cost (whether as a result of paying material additional taxes or otherwise) that is excessive compared to the benefit for the Finance Parties in receiving such prepayment or repayment (provided that any PRC withholding tax on dividends, distributions or payments from members of the Group that are established in the PRC in favour of members of the Group outside the PRC shall not be considered to constitute material for such purposes), there will be no obligation to make that payment or repayment until that impediment no longer applies (or, in the case of paragraph (f) above, if earlier, until the expiry of one year after the date of such Flotation). Each Obligor will (and procure that each member of the Group will) (i) use reasonable endeavours to overcome any such impediment, and (ii) use other cash held by the Group (which is not subject to a similar impediment and where the use of such cash would not be materially prejudicial to the overall Group liquidity) to make the applicable prepayment or repayment of the Facility. To the extent the payment or repayment is not made due to an impediment, those moneys will be required to be deposited in a blocked account subject to control of, and held with a bank designated by, the Security Agent until that impediment no longer applies. Reference to any member of the Group herein shall include ISS Beijing and its subsidiaries as if they remained part of the Group following completion of the Permitted Restructuring.

Representations:	The Facility Agreement will contain only the following representations (but taking into account the nature of the Target business and subject in each case to agreed materiality qualifications and other exceptions):

	(a)	status;*

	(b)	binding obligations;*

	(c)	non-conflict with other obligations;*

	(d)	power and authority;*

	(e)	validity and admissibility in evidence;*

	(f)	governing law and enforcement;*

	(g)	no filing or stamp taxes;*

	(h)	no default;

	(i)	no misleading information; (*repeating where appropriate)

	(j)	financial statements; (*repeating where appropriate)

	(k)	no proceedings pending or threatened;*

	(l)	no breach of laws;

	(m)	environmental laws;

	(n)	taxation;

	(o)	pari passu ranking;

	(p)	good title to assets;*

(q)	legal and beneficial ownership;*

(r)	shares;*

(s)	intellectual property;

(t)	group structure chart;

(u)	accounting reference date;*

(v)	Acquisition Documents (as defined below), disclosures, (at the time of entering into such document) SPA 1 and SPA 2 and other documents;

(w)	holding companies;

(x)	security and financial indebtedness;

(y)	insolvency;

(z)	anti-money laundering/ anti-terrorism/ anti-corruption laws; *

(aa)	pensions and ERISA;

(bb)	investment company; *

(cc)	Federal Reserve Regulations;

(dd)	Centre of main interests and establishments (where applicable);* and

(ee)	authorised signatories.*

All of the representations shall be repeated on each of the date of any utilisation request, on the Drawdown Date and on the Closing Date. Representations marked with a * shall be repeating representations to be repeated on the first day of each Interest Period. Representations under paragraph (v) above shall be made at the time each relevant document is entered into. Representations will continue to apply to ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring.

No breach of Representations, Mandatory Prepayment, General Undertakings and Events of Default will be triggered by the unlawfulness, illegality, invalidity or unenforceability of the SBLC to the extent that it arises by reason of a breach of the restrictions on the purpose of financing guarantees imposed by Circular of the State Administration of Foreign Exchange on Issues concerning Approval of the Outstanding Balance Index for Financing Overseas Guarantee of 2011 by Domestic Banks dated 27 July 2011 (Hui Fa [2011] No. 30) or Circular of the State Administration of Foreign Exchange on the Administration of Overseas Guarantee provided by Domestic Institutions dated 30 July 2010 (Hui Fa [2010] No. 39) (the “PRC Regulations”) in each case, in the form existing on the Signing Date (“Excluded SBLC Event”) but excluding any amendment, supplement or other variation thereof after the Signing Date, provided that (i) if any such unlawfulness, illegality, invalidity or unenforceability is attributable to any change in application or interpretation of the PRC Regulations by any authority, regulator or court in the PRC after the Signing Date, or (ii) if the Issuing Bank is prohibited or restrained by any authority, regulator or court in the PRC to (or ordered by the same not to) make payments under or comply with the SBLC, such event or circumstance shall not constitute an Excluded SBLC Event ((i) and (ii) being “SBLC Events”).

Information Undertakings:	The Borrower shall supply to the Agent each of the following:

	(a)	as soon as they become available, but in any event within 120 days of the end of its financial years the audited consolidated financial statements of the Group (and following completion of the Permitted Restructuring, the audited consolidated financial statements of ISS Beijing and its subsidiaries) for that financial year;

	(b)	as soon as they become available, but in any event within 90 days of the end of the first half of each of its financial years the unaudited consolidated financial statements of the Group (and following completion of the Permitted Restructuring, the unaudited consolidated financial statements of ISS Beijing and its subsidiaries) for that financial half-year;

(c)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, pending or threatened against any Obligor or any member of the Group which are reasonably likely to be adversely determined and, if adversely determined, are reasonably likely to have a Material Adverse Effect (as defined below);

(d)	all documents dispatched by Hold Co (or after a Flotation, the listed entity of such Flotation) to its shareholders (or any class of them) or by any Obligor or any member of the Group to its creditors (or any class of them) generally;

(e)	such other information as the Agent may reasonably request regarding the financial condition and operations of the Group and/or any member of the Group and/or any Obligor;

(f)	promptly, such information as the Security Agent may reasonably require about the assets subject to the Transaction Security and compliance by each Obligor with the terms of any Transaction Security Documents to which it is a party.

The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon the Borrower or any other Obligor becoming aware of its occurrence.

References to the “Group” in paragraphs (c) to (f) (inclusive) above shall be construed as to include ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of Permitted Restructuring.

Upon completion of the Acquisition, the financial statements of the Group (and of ISS Beijing and its subsidiaries after completion of the Permitted Restructuring) will be prepared on the basis of China GAAP and the covenants will also be tested on that basis.

On the introduction of or any change in law, a change in the status or the composition of the shareholders of a member of the Group (or any of ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring) or a proposed assignment or transfer by a Lender, the Borrower shall promptly upon the request of the Agent or any Lender supply such documentation and other evidence as is reasonably requested by the Agent (for itself and on behalf of any Lender) or any Lender (or prospective new Lender) in order for the Agent or such Lender (or prospective new Lender) to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to the transactions contemplated in the Finance Documents.

If the Agent so requests, at least two directors of Borrower (one of whom shall be the chief financial officer) will, during normal business hours and with reasonable prior notice, give a presentation to the Finance Parties once in each financial year about the on-going business and financial performance of the Group (and ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring).

The Facility Agreement will contain other customary information undertakings including without limitation delivery of compliance certificates and list and computation of Material Companies.

Financial Covenants:	The following financial covenants (with definitions as set out below and otherwise to be agreed) shall be tested annually in relation to the Group (including ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring):

	(a)	maximum leverage: the ratio of Consolidated Total Debt to consolidated EBITDA (“Leverage”);

(b)	minimum Consolidated Tangible Net Worth; and

(c)	maximum gearing: the ratio of Consolidated Total Debt to Consolidated Tangible Net Worth (“Gearing”).

“Consolidated Total Debt” means the aggregate amount of the borrowings of the Group, subject to exclusions to be agreed and after deducting (i) the amount of any cash deposit pledged for such borrowings (if the Majority Lenders agree to the deduction of the amount of such cash deposit from Consolidated Total Debt) and (ii) any amount of cash on deposit with the Mandated Lead Arranger or its affiliates (in each case, whether within or outside the PRC).

“Consolidated Tangible Net Worth” means the aggregate of the amounts paid up (or credited as paid up) on the issued share capital of the Borrower (or, after completion of the Permitted Restructuring, ISS Beijing), plus the aggregate amount of the reserves of the Group (including any amount credited to the share premium account), minus (i) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group and (ii) any amount in respect of any interest of any person (that is not a member of the Group) in any subsidiary of the Borrower (or, after completion of the Permitted Restructuring, ISS Beijing), and so that no amount shall be included or excluded more than once.

Levels shall be as follows:
	First Test Date	Subsequent Test Dates
Leverage	8.0	4.75
Minimum Consolidated Tangible Net Worth	US$125,000,000	US$125,000,000
Gearing	4.0	4.0

The Lenders shall consider in good faith any request by the Borrower prior to the first testing date to adjust the above-mentioned financial covenant levels in order to reflect the preparation of the financial statements of the Group (and of ISS Beijing and its subsidiaries after completion of the Permitted Restructuring) on the basis of China GAAP and to preserve the same economic effect as the original above-mentioned financial covenant levels.

If the Lenders agree, the above-mentioned financial covenant levels shall be adjusted (the “Adjusted Financial Ratios”) and shall apply to the first and subsequent testing dates.

If the Lenders disagree with the Adjusted Financial Ratios proposed by the Borrower, then the above-mentioned financial ratios shall continue to apply and at the same time as the relevant financial statements are delivered, the Borrower shall provide a comparison between the two financial statements prepared under different GAAP standards together with auditor’s explanations regarding the adjustments that need to be made so as to reconcile the two financial statements and/or the financial covenant levels.

EBITDA will exclude, among other things, exceptional items, non-recurring restructuring costs, non-recurring fees and expenses for acquisitions of new businesses acquired after the Closing Date, and non-cash employee share option plan expenses. Non-cash charges relating to changes in fair value of contingent consideration in connection with acquisitions and bad debt provisions will be added back to the extent deducted in the calculation of EBITDA. EBITDA will be subject to the Acquisition and Disposal Adjustment (as defined below).

The earnings before interest, tax, depreciation and amortisation (calculated on the same basis as consolidated EBITDA, mutatis mutandis) attributable to new businesses during the first 12 months may, subject to the consent of the Majority Lenders, be adjusted in such manner as the Majority Lenders may approve when taken into account in the calculation of consolidated EBITDA.

The first testing date for the financial covenants described above shall be the last day of the first quarter ending at least 12 months after the Closing Date.

The financial covenants shall be capable of equity cure (through the injection of Curative Equity) on no more than three occasions during the life of the Facility, but not for any consecutive testing dates and there shall be no overcure, subject to terms to be agreed including the timing during which the cure right must be exercised. For the purposes of the financial covenant set out in (a) above, 25% of the Curative Equity injected pursuant to the exercise of any cure right will be added to EBITDA on a pro forma basis for the relevant testing period in relation to which such cure right is exercised and 75% of the Curative Equity injected pursuant to the exercise of any equity cure right will be applied on a pro forma basis towards the reduction of Consolidated Total Debt for the relevant testing period in relation to which such cure right is exercised. For the purposes of the financial covenants set out in (b) and (c), the Curative Equity injected pursuant to the exercise of any cure right will be applied towards increasing Consolidated Tangible Net Worth on a pro forma basis for the relevant testing period in relation to which such cure right is exercised.

There will be no right of acceleration or enforcement in respect of a financial covenant breach during the period within which the equity cure right can be exercised with respect to a testing period (to be agreed and set out in the Facility Agreement).

For the purpose of calculation of the financial covenants above (the “Acquisition and Disposal Adjustment”):

(a)	there shall be included in determining consolidated EBITDA for any period (including the portion thereof occurring prior to the relevant acquisition) the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as consolidated EBITDA, mutatis mutandis) for that period of any person, property, business or material fixed assets acquired and not subsequently sold, transferred or otherwise disposed of by any member of the Group during such period, to the extent that such earnings would have been included in the calculation of consolidated EBITDA for such period had such acquisition been completed as at the commencement of such period; and

(b)	there shall be excluded in determining consolidated EBITDA for any period the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as consolidated EBITDA, mutatis mutandis) of any person, property, business or material fixed asset sold, transferred or otherwise disposed of by any member of the Group (to a person that is not a member of the Group) during such period (including the portion thereof occurring prior to such sale, transfer, disposition or convention), to the extent that such earnings would have been excluded in the calculation of consolidated EBITDA for such period had such sale, transfer or disposition been completed as at the commencement of such period.

General Undertakings:	The Facility Agreement will contain only the following general undertakings (but taking into account the nature of the Target business and subject in each case to agreed materiality qualifications and other exceptions):

Authorisations and compliance with laws

	(a)	authorisations

	(b)	compliance with laws (including PRC SAFE rules)

	(c)	environmental compliance

	(d)	environmental claims

	(e)	taxation

Restrictions on business focus

	(f)	restriction on merger and reorganisations (exceptions to include the Permitted Restructuring)

	(g)	no material change of business

	(h)	restriction on acquisitions (exceptions to include (i) a combined general basket for acquisitions and joint ventures of US$50,000,000 (excluding non-cash consideration) during the term of the Facility and (ii) acquisitions in relation to the Permitted Restructuring)

	(i)	restriction on joint ventures (exceptions to include joint ventures in relation to the Permitted Restructuring)

	(j)	holding companies

Restrictions on dealing with assets and security

	(k)	preservation of assets

	(l)	pari passu ranking

	(m)	Acquisition Documents, (if any) SPA 1 and SPA 2

(n)	negative pledge limited to (i) an undertaking not to pledge assets of members of the Group established outside the PRC and (ii) an undertaking not to pledge shares in the Borrower or any loans made by Hold Co to any member of the Group)

(o)	restriction on disposals (exceptions to include (i) the Permitted Restructuring, (ii) a general basket where the aggregate value of the disposed assets does not exceed US$15,000,000 during the term of the Facility, (iii) where at least 50% of the net proceeds are used to repay the Facility or (iv) disposals of assets of companies that are not Material Companies)

(p)	arm’s length basis

Restrictions on movements of cash – cash out

(q)	restriction on loans or credit (exceptions to include loans from the Target to a shareholder of Hold Co or a third party not exceeding an aggregate principal amount of US$16,500,000 outstanding at any time)

(r)	restriction on guarantees or indemnities

(s)	restriction on dividends and share redemption (including (i) any dividend or other distribution payments received by the Borrower shall be deposited into the Collection Account; (ii) no contractual restrictions on dividends or distributions to any Group member (including ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring) other than (x) the restrictions on dividends or distributions made by iSoftStone Technology Service Company Limited under and pursuant to the terms of two existing loan agreements dated 3 June 2013 and 29 August 2013 respectively and any similar restrictions in connection with any refinancing or replacement thereof, provided that such restrictions shall cease to apply before 1 January 2016 and (y) any restrictions on dividends or distributions under or pursuant to any loan agreement subsisting as at the date of the Commitment Letter and notified to the Mandated Lead Arranger prior to the date of the Commitment Letter (each an “Existing Loan Agreement”) and any restrictions in connection with any refinancing or replacement of the indebtedness under any Existing Loan Agreement, provided that such restrictions are on the same terms as in the relevant Existing Loan Agreement, ((x) and (y) together, the “Disclosed Dividend Restrictions”); and (iii) a restriction on ISS Beijing declaring dividends after completion of the Permitted Restructuring, in each case except with the prior consent of the Majority Lenders). For the avoidance of doubt, in relation to (y) above, any amendments to the restrictions on dividends or distributions in connection with any refinancing or replacement of the indebtedness under any Existing Loan Agreement shall require the prior written consent of the Majority Lenders.

Restriction on movements of cash – cash in

(t)	restriction on financial indebtedness (exceptions to include (i) financial indebtedness incurred by members of the Group established in the PRC, and (ii) unsecured and subordinated debt financing up to an aggregate principal amount of US$50,000,000 (or its equivalent) outstanding at any time (the terms of the subordination shall be satisfactory to the Agent), provided that, in each case, the Borrower is in compliance with the Financial Covenants (if applicable), and the aggregate financial indebtedness of the Group shall not exceed RMB3,000,000,000 (or equivalent) at any time). For the avoidance of doubt, the aggregate amount of financial indebtedness of the Group shall, for such purpose, be net of (x) the amount of cash on deposit with the Mandated Lead Arranger or its affiliates and (y) any cash deposit pledged for any borrowings of the Group (in the case of (y), if the Majority Lenders agree that such cash deposit may be deducted in the calculation of financial indebtedness of the Group) (in each case, whether within or outside the PRC)

(u)	restriction on issuance of share capital, changes to rights attaching to shares and change of legal representative (exceptions to include (i) the Permitted Restructuring, (ii) the employee share option plan, (iii) issuance of shares in Management SPV to employees of the Target Group, (iv) capital injections from existing shareholders and (v) capital injections from existing shareholders of the Target immediately before the Closing Date)

Miscellaneous

(v)	insurance

(w)	pensions and ERISA

(x)	intellectual property

(y)	treasury transactions (including permitted hedging to be agreed in the Facility Agreement and the Relevant Hedging)

(z)	maintenance of Collection Account and Offshore Debt Service Account with the Agent

(aa)	amendments to or waivers under constitutional and certain other conditions precedent documents

(bb)	anti-money laundering/ anti-terrorism/ anti-corruption laws

(cc)	access to books and records

(dd)	Guarantors and Transaction Security (subject to Agreed Security Principles where applicable)

(ee)	further assurance

	(ff)	conditions subsequent

	(gg)	Borrower will use reasonable endeavours to update the Mandated Lead Arranger as to the expected Closing Date and any changes thereto

Undertakings will continue to apply to ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring.

Events of Default:	The Facility Agreement will contain only the following Events of Default (but taking into account the nature of the Target business and subject in each case to agreed materiality qualifications, grace periods and other exceptions)

	(a)	non-payment unless failure to pay is caused by:

(i) administrative or technical error; or

(ii) a disruption event relating to the payment system (to be defined); and

payment is made within three Business Days of its due date;

	(b)	breach of financial covenant (subject to equity cure rights), Offshore Debt Service Account maintenance, conditions subsequent, funding purposes and failure to comply with the SBLC Adjustment Arrangements;

	(c)	failure to comply with any other provision of the Finance Documents unless such failure is capable of remedy and is remedied within 30 days of the earlier of (i) the Agent giving notice and (ii) an Obligor or Merger Co becoming aware;

	(d)	any representation made by an Obligor or Merger Co under the Finance Documents is incorrect or misleading when made or deemed repeated, unless the underlying circumstances (if capable of remedy) are remedied within 30 days of the earlier of (i) the Agent giving notice and (ii) an Obligor or Merger Co becoming aware;

(e)	cross default, subject to a minimum exempt amount of US$5,000,000;

(f)	insolvency of an Obligor, Merger Co or Material Company;

(g)	insolvency proceedings in respect of an Obligor, Merger Co or Material Company;

(h)	creditors’ process affecting any asset of an Obligor, Merger Co or Material Company which have an aggregate value of at least US$5,000,000 and are not discharged within 30 days;

(i)	unlawfulness and/or invalidity of Finance Documents, SPA 1 and SPA 2 (including without limitation any SBLC Event (other than an Excluded SBLC Event));

(j)	defaults under the Intercreditor Agreement or the ISS Beijing Dividend Undertaking;

(k)	cessation of all or substantial part of the business of the Group (taken as a whole);

(l)	the auditors qualify the audited annual consolidated financial statements of the Group (or ISS Beijing and its subsidiaries) in a manner which the Agent (acting on the instructions of the Majority Lenders) notifies the Borrower would reasonably be expected to be materially adverse to the interests of the Finance Parties;

(m)	nationalisation or expropriation affecting an Obligor, Merger Co or Material Company;

(n)	failure to comply with a final court judgment or order;

(o)	litigation;

(p)	repudiation and/or rescission of Finance Documents, (if any) SPA 1 and SPA 2; and

	(q)	Material Adverse Effect.

Events of Default will continue to apply to ISS Beijing and its subsidiaries (as if they remained part of the Group) after completion of the Permitted Restructuring.

If an Event of Default occurs solely as a result of members of the Group established in the PRC being unable to make payments upstream or otherwise transfer moneys outside the PRC without breaching a legal restriction and subject to the provision of evidence reasonably satisfactory to the Agent that the persons who are obliged to indemnify the Issuing Bank for any amount paid or to be paid under the SBLC have sufficient funds (in an amount no less than the obligations then outstanding under the Facility Agreement) within the PRC to satisfy such obligations once the SBLC is called, for a period of 20 Business Days after the Majority Lenders decide to accelerate the Loan the Finance Parties may only enforce the SBLC, following which period the Finance Parties may take other enforcement action (including enforcement against the Guarantors and the other Transaction Security). This provision shall not or shall cease to apply where:

	(a)	there is a payment default under the SBLC; or

	(b)	the SBLC is not or ceases to be legal, valid, binding or enforceable or any SBLC Event has occurred.

None of the foregoing shall prevent the Finance Parties from taking any action as they may consider appropriate (including the filing of any claim or proof in any winding-up or similar proceedings) for the purpose of protecting, maintaining, preserving or perfecting their claims or remedies or the value of any Transaction Security.

Material Adverse Effect:	“Material Adverse Effect” means a material adverse effect on:

	(a)	the business, operations, assets or financial condition of the Group (taken as a whole) or following the Permitted Restructuring, ISS Beijing and its subsidiaries (taken as whole);

	(b)	(i) the ability of the Founder, Management SPV and the Group Obligors (taken as a whole) to comply with their payment obligations under the Finance Documents, or (ii) (following the Permitted Restructuring) the ability of ISS Beijing and its subsidiaries (taken as whole) to comply with its payment obligations under SPA 2 (unless ISS Beijing and its subsidiaries are able to otherwise provide sufficient cash to the Borrower to enable it to comply with its payment obligations under the Finance Documents); or

	(c)	subject to legal reservations and perfection requirements, the validity or enforceability of, or the effectiveness or ranking of any Transaction Security granted or purporting to be granted pursuant to any of, the Finance Documents, (if any) SPA 1 or SPA 2 or the rights or remedies of any Finance Party under any of the Finance Documents or the rights or remedies of the Target under any of SPA 1 or SPA 2, in the case of paragraphs (a) and (b) other than solely as a result of the completion of the sales and purchases contemplated by SPA 1 or SPA 2 pursuant to the Permitted Restructuring.

Majority Lenders:	More than 50% of total commitments. For the avoidance of doubt, the following do not require the consent of the Lenders: (a) release of security for the SBLC; (b) release of the guarantors for the SBLC; (c) release of any Transaction Security (over shares in or assets of ISS Beijing or its relevant subsidiaries) pursuant to the Permitted Restructuring; and (d) the Permitted Restructuring and any amendments (approved by the Issuing Bank) thereto as long as the definition of Permitted Restructuring is complied with.

Amendments, waivers and consents:	There shall only be a limited number of amendments, waivers and consents relating to the economics of the Facility and the rights of the Finance Parties which will require the approval of 100% of the Lenders. The following items will require the approval of 100% of the Lenders:

	(a)	the definition of Majority Lenders;

	(b)	an extension to the date of payment of any amount under the Facility;

	(c)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

	(d)	an increase in the amount of any commitment;

	(e)	an extension of the Availability Period;

	(f)	release of the SBLC or its replacement (other than a release or replacement of the SBLC upon each prepayment or repayment of the Loan expressly permitted under the Facility) or any other matter expressly stated to require the approval of all Lenders (to be agreed);

	(g)	release of any Transaction Security or Guarantors (other than the release of any Transaction Security (over shares in or assets of ISS Beijing or its relevant subsidiaries) pursuant to the Permitted Restructuring); or

	(h)	any change to the priority or subordination provisions in the Intercreditor Agreement.

Snooze and lose:	If a Lender fails to respond to a request for consent to amendments or waivers (other than in respect of certain amendments and waivers to be agreed), within 20 Business Days, that Lender’s commitment or participation will not be included in calculating whether the consent of the relevant percentage of total commitments and/or participations has been obtained to approve that request.

Assignments and Transfers by the Lender:	A Lender may, only after the Drawdown Date, assign any of its rights or transfer by novation any of its rights and obligations (without the consent of the Borrower) (i) to another bank or financial institution or a trust, fund or other entity (which is regularly engaged in making, purchasing or investing in loans) (A) which is not a person on the list of the competitors of ISS Beijing or the Target separately provided to the Agent prior to the date of the Commitment Letter and (B) which (to the actual knowledge of the transferring Lender) does not own 5% or more of the issued share capital in any such competitor, or (ii) to a person who is already a Lender or an affiliate of a Lender or (iii) where an Event of Default is continuing.

Confidentiality	Restriction on disclosure of confidential information by the Finance Parties, subject to exceptions detailed in the Facility Agreement.

Conditions Precedent for the Facility:	Shall be in form and substance satisfactory to the Agent (acting reasonably) and shall be limited to the following:

	1.	Obligors (including for such purposes providers of Transaction Security and parties to the Intercreditor Agreement other than Finance Parties but excluding the Target and the Founder) and (other than in respect of (e) below) Merger Co
	(a)	constitutional documents, register of directors, register of charges and register of members
	(b)	resolution of board of directors
	(c)	specimen signatures
	(d)	shareholder resolutions in relation to the granting of guarantees by each corporate Guarantor or provider of Transaction Security and any other matters requiring shareholder approval (if applicable)
	(e)	borrowing/guaranteeing/securing certificate (and attaching and certifying copies of (a) to (d) above and certifying other copy documents)
	(f)	certificate of good standing and certificate of incumbency for each Obligor incorporated in the British Virgin Islands or the Cayman Islands

2.	Transaction documents (other than the Finance Documents)

(a)	a copy of each Acquisition Document (as defined below) (certified by an authorised signatory of the Borrower or the applicable Obligor).

3.	Finance Documents

(a)	the Facility Agreement executed by the relevant members of the Group (other than the Target Group) only

(b)	the Intercreditor Agreement executed by the relevant members of the Group (other than the Target Group) and the Buyer Group only

(c)	the SBLC

(d)	the Fee Letters executed by the relevant members of the Group (other than the Target Group) only

(e)	the Guarantees executed by the relevant members of the Group (other than the Target Group) only

(f)	the Transaction Security Documents, including, for the avoidance of doubt but without limitation, the first priority charge over 100% of the equity interests in the Target granted by the Borrower that will be and only be effective on and from the time of closing on the Closing Date (as well as any notices required to be sent and share certificates and stock transfer forms (or other documents of title, if any) required to be delivered under such documents) executed by the relevant members of the Group (other than the Target Group) only

(g)	the Escrow Agreement

4.	Legal opinions

(a)	customary legal opinions of counsel to the Mandated Lead Arranger under the laws of Hong Kong, the British Virgin Islands and the Cayman Islands and the jurisdiction of incorporation of any other Obligor or security provider and the jurisdiction of the governing laws of the respective Finance Documents (if not Hong Kong, the British Virgin Islands or the Cayman Islands), it being agreed by the Mandated Lead Arranger that it undertakes to instruct the relevant counsel to deliver these legal opinions

5.	Other documents and evidence

(a)	evidence of process agent appointment

(b)	evidence of payment of all fees, costs and expenses then due from the Borrower under the Finance Documents

(c)	funds flow statement (incorporating sources and uses)

(d)	the Offshore Debt Service Account and Collection Account have been established and maintained with the Agent (and evidence that the Offshore Debt Service Account will, in accordance with the funds flow statement, be funded from the proceeds of the first utilisation in an amount not less than the Interest Reserve Amount)

(e)	a certificate of the Borrower confirming that: (i) all of the conditions (other than the payment of the merger consideration) to the Acquisition have been satisfied or waived (with the consent of the Mandated Lead Arranger if such waiver is or could reasonably be expected to be materially adverse to the interests of the Lenders (taken as a whole)); and (ii) none of the documents governing the Acquisition including the Merger Agreement (the “Acquisition Documents”) has (without the consent of the Mandated Lead Arranger ) been terminated or amended, varied, supplemented or waived in a way which is or could reasonably be expected to be materially adverse to the interests of the Lenders (taken as a whole)

(f)	evidence that the proceeds of the Equity Contribution (as defined below) have been or will have been, on the Drawdown Date (and in any event before the Facility is utilised), deposited in an escrow account (the “Escrow Account”) held with an escrow agent (or with the paying agent of the Target to be applied in accordance with the paying agency agreement) pursuant to the Escrow Agreement, and the sum of such funds, the Available Company Cash Financing (if any), the Alternative Financing (if any) (each as defined in the Merger Agreement) and the proceeds of the Facility will equal or exceed (i) the aggregate amount required by the Borrower for the purposes of the Acquisition, (ii) the amount required to be funded into the Offshore Debt Service Account to ensure that the balance thereof is not less than the Interest Reserve Amount; and (iii) the estimated fees and costs relating to the Acquisition and/or the Finance Documents. “Equity Contribution” means the subscription by the Buyer Group indirectly via Hold Co in cash for equity share capital and/or subordinated shareholder loans in the Borrower in an amount not less than US$125,000,000

(g)	evidence that any consents required for existing financial indebtedness, security and guarantees granted by any or all members of the Target Group to continue have been obtained or confirmation by the Borrower that no such consents are required

(h)	agreed form of the plan of merger and each other document required to be filed with the Registrar of Companies in the Cayman Islands pursuant to section 233(9) of the Companies Law (2013 Revision) of the Cayman Islands in relation to the Acquisition

	(i)	certified copies of all relevant board and shareholder resolutions evidencing that the Acquisition has been approved by: (i) all member(s) of Merger Co; (ii) a special resolution of the members of the Target; (iii) the board of directors of Merger Co; and (iv) the board of directors of the Target

	(j)	evidence that all creditors holding a fixed or floating security interest of each of the Target (if any) and Merger Co (if any) have consented to the plan of merger or confirmation by the Borrower that no such security interests exist

	(k)	certified copies of all material authorisations required to be obtained in connection with the Acquisition and/or the Facility (other than other Conditions Precedent for the Facility)

	(l)	confirmation of no contractual restrictions on dividends or distributions to any Group member other than the Disclosed Dividend Restrictions.

Conditions Subsequent for the Facility:	(a)	Closing Date to occur no later than two Business Days after the Drawdown Date.

	(b)	Evidence of filing of the plan of merger and supporting documents together with payment of applicable fees with the Registrar of Companies in the Cayman Islands in connection with the Acquisition, in the form of a copy of the application letter receipted by the Registrar of Companies, no later than two Business Days after the Drawdown Date.

	(c)	Certified copy of the certificate of merger issued by the Registrar of Companies in the Cayman Islands in connection with the Acquisition, and certified copies of updated register of members and directors of the Target reflecting the Acquisition, no later than four Business Days after the Closing Date.

(d)	Grant by the Target of Transaction Security and deliverables to be delivered under the first priority charge over 100% of the equity interests in the Target, and (to the extent applicable) the documents set out in paragraph 1 of “Conditions Precedent for the Facility” in respect of the Target, in each case within three Business Days from the Closing Date, to be detailed in the Facility Agreement subject to the Agreed Security Principles (where applicable).

(e)	An undertaking from ISS Beijing that it will, prior to the Permitted Restructuring and subject to PRC laws and its constitutional documents, declare dividends, in substantially the form agreed between the Borrower and the Agent prior to the date of the Commitment Letter (the “ISS Beijing Dividend Undertaking”).

Evidence that the Founder has, within 30 days after the Closing Date, submitted an updated registration application with the State Administration of Foreign Exchange under Circular on Related Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Roundtrip Investment via Overseas Special Purpose Companies (Hui Fa [2005] No. 75), issued by SAFE on 21 October 2005, effective from 1 November 2005 as a result of the Acquisition. The Founder shall use reasonable efforts to complete such registration within six months after the Closing Date. If such registration is not completed within six months after the Closing Date, the Borrower and the Agent shall discuss in good faith with a view to agreeing an alternative method to repatriate funds from onshore to offshore. For the avoidance of doubt, neither a failure to complete such registration nor a failure to agree an alternative method shall give rise to a Default or an Event of Default.

Taxes and deductions:	All payments by the Obligors under the Finance Documents will be made free and clear of any and all current and future taxes, levies, duties or deductions. Standard gross-up provisions will apply including appropriate mitigation clauses. FATCA related issues to be agreed and set out in the Facility Agreement.

Costs and Expenses:	All reasonable out-of-pocket costs and expenses (including legal fees) incurred by the Mandated Lead Arranger in connection with the negotiation, preparation, printing, execution, syndication and perfection of the Facility and all related documentation up to a cap to be separately agreed by the Borrower and the Mandated Lead Arranger shall be paid by the Borrower. Standard reimbursement provisions for costs of waivers, amendments and enforcement.

Miscellaneous:	The Finance Documents will contain other customary provisions for facilities of this nature including without limitation, provisions relating to currency and other indemnities, increased costs, yield protection, market disruption, set-off, illegality, agency, sharing among Finance Parties and payment mechanics.

Governing Law and Jurisdiction:	Hong Kong Special Administrative Region of the PRC (“Hong Kong”) without regard to conflict of laws rules, save where inappropriate for guarantees and Transaction Security Documents. Notwithstanding the foregoing, the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement) (and whether or not a Company Material Adverse Effect has occurred) shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of laws rules.

Jurisdiction:	Hong Kong save where inappropriate for guarantees and Transaction Security Documents.

Counsel to Mandated Lead Arranger:	Clifford Chance

Counsel to Borrower:	Cleary Gottlieb Steen & Hamilton (Hong Kong)

Schedule

Agreed Security Principles

1.	SECURITY PRINCIPLES

1.1	The Security to be provided in support of the liabilities of the Obligors under the Finance Documents will be given in accordance with certain security principles (the “Agreed Security Principles”) set forth in this schedule. This schedule addresses the manner in which the Agreed Security Principles will impact on the Security required to be given in relation to the Facility. For the avoidance of doubt, the Agreed Security Principles do not apply to the SBLC or any enforcement thereof.

1.2	The Agreed Security Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective Security from, or over the shares of, members of the Target Group in jurisdictions in which they are organised or conduct business or hold material assets (the “Security Jurisdictions”). In particular:

(a)	general statutory limitations, financial assistance, capital maintenance corporate benefit, fraudulent preference, “thin capitalisation” rules, retention of title claims (to the extent permitted to subsist under the Facility Agreement), exchange control restrictions and similar principles may limit the ability of a member of the Target Group to provide a Security or may require that the Security be limited by an amount or otherwise, provided that each member of the Target Group shall use all reasonable endeavours to overcome any such limitations, rules, restrictions, principles and impediments to the extent permitted under applicable laws and regulations;

(b)	no Security shall be taken or Security perfected to the extent to which it would result in any material cost or any material negative tax consequence for any member of the Target Group (including but not limited to material effects on interest deductibility and stamp duty, notarisation and registration fees) which, in the opinion of the Agent acting reasonably, are disproportionate to the benefit obtained by the beneficiaries of that Security;

(c)	the maximum secured amount may be limited as necessary to minimise stamp duty, notarisation, registration or other applicable fees, Taxes and duties if, in the opinion of the Agent acting reasonably, the stamp duty, notarisation, registration or other applicable fees, Taxes and duties which would be payable without such limitation are disproportionate to the benefit obtained by the beneficiaries of that Security;

(d)	any assets subject to third party arrangements (in existence on the Closing Date and not entered into with a view to circumvent the provision of Transaction Security) which may prevent those assets from being charged will be excluded from any relevant Transaction Security Document for so long as such arrangements or restrictions continue to apply, provided that reasonable endeavours to obtain consent to charging any such assets shall be used by the Target Group if the Agent determines the relevant asset to be material (taking into account any adverse effect on the business or operations of any Target Group member);

(e)	Target Group members will not be required to enter into Transaction Security Documents if it is not (and will not, despite the passing of applicable corporate resolutions, be) within the legal capacity of the relevant Target Group members or if the same would, or is reasonably likely to, conflict with the fiduciary duties of the directors (or other officers) of the relevant Target Group member (which cannot be overcome by sanction by its shareholders) or contravene any legal prohibition or regulatory condition or would, or is reasonably likely to, result in (or in a material risk of) civil or criminal liability on the part of any director (or other officer) of any Target Group member provided that the relevant Target Group member (and its shareholders) shall use reasonable endeavours lawfully available to it to overcome any such obstacle (including amendments to the constitutional documents of the relevant Target Group members);

(f)	to the extent possible, all Security shall be given in favour of the Security Agent and not the Secured Parties individually, “Parallel Debt” provisions will be used where necessary and such provisions will be contained in the Intercreditor Agreement and not the individual Transaction Security Documents unless required under local laws or pursuant to the advice of local counsel to the Mandated Lead Arranger;

(g)	to the extent possible, there should be no action required to be taken in relation to the Security when any Lender transfers or sub-participates any of its participation in the Facility to a New Lender;

(h)	any Subsidiary of the Borrower that is a Controlled Foreign Corporation (as defined in the United States Internal Revenue Code) may not pledge any of its assets (including shares in a Subsidiary) as Security for an obligation of a United States Person (as defined in the United States Internal Revenue Code). Furthermore, not more than 65% of the total combined voting power of all classes of shares entitled to vote of any such Subsidiary may be pledged directly or indirectly as Security for an obligation of a United States Person. These principles also apply with respect to any entity that becomes a United States Person and/or a Controlled Foreign Corporation following any guarantee or pledge of assets or shares. These principles also apply to any relevant provision under any other Finance Document (including any permitted hedging document).

2.	TERMS OF TRANSACTION SECURITY DOCUMENTS

Subject to specific considerations or requirements under applicable local law, the following principles will be reflected in the terms of any Transaction Security:

(a)	Security (other than Security over the Offshore Debt Service Account) will not be enforceable until a notice of acceleration has been given by the Agent under the Facility Agreement or the Borrower fails to repay the Facility on the Maturity Date (or on such earlier date when the Facility is repayable in full in accordance with the Facility Agreement) (an “Enforcement Event”);

(b)	without prejudice to the rights of the Lenders at law, any contractual rights of set off under the Finance Documents (other than in respect of the Offshore Debt Service Account) will not be exercisable until an Enforcement Event has occurred;

(c)	the Transaction Security Documents should only operate to create Security rather than to impose new commercial obligations. Accordingly, they should not contain any additional representations or undertakings (such as in respect of title, insurance, maintenance of assets, information or the payment of costs) or provisions for default or penalty interest, tax gross-up or any indemnities save for representations or undertakings required for the creation, protection, perfection or preservation of the Security;

(d)	the Finance Parties should only be able to exercise any power of attorney granted to them under the Transaction Security Documents following the occurrence of an Enforcement Event or failure to comply with an obligation under the applicable Transaction Security Document within 5 Business Days of the Borrower or the applicable Obligor being notified of such failure by the Security Agent, unless the relevant acts are necessary to preserve the validity or enforceability of, or the priority of the security created under, the relevant Transaction Security Document;

(e)	the Transaction Security Documents should not operate so as to prevent transactions which are permitted under the Finance Documents or to require additional consents or authorisations from the Finance Parties (other than as necessary to ensure valid creation, protection or perfection of the relevant Transaction Security); and

(f)	the Transaction Security Documents will not accrue interest on any amount in respect of which interest is accruing under the Facility Agreement.

3.	SECURITY

3.1	Subject to the due execution of all relevant Transaction Security Documents, completion of relevant Perfection Requirements within statutorily prescribed time limits (or within the time limits agreed in the Transaction Security Documents), payment of all registration fees and documentary Taxes, any other rights arising by operation of law, obtaining any relevant foreign legal opinions and subject to any Legal Reservations and subject to the requirements of these Agreed Security Principles:

(a)	the Security over the assets of the Obligors as set out in the Term Sheet will be granted to secure all liabilities of, the Obligors under the Finance Documents in accordance with the Agreed Security Principles (if applicable); and

(b)	(in the case of those Transaction Security Documents creating pledges or charges over shares in an Obligor) the Security Agent shall obtain a first priority valid charge or analogous or equivalent Security over all of the shares in issue at any time in that Obligor which are owned by another Obligor. Such Transaction Security Document shall be governed by the laws of the jurisdiction in which such Obligor whose shares are being pledged is formed (unless local counsel to the Mandated Lead Arranger advises otherwise).

3.2	It is further acknowledged that pursuant to each Transaction Security Document (or, if applicable, the Facility Agreement) the Security Agent shall not require that any costs, fees, Taxes or other amounts payable in connection with any re-taking, re-notarisation, perfection, presentation, novation or re-registration of any Security arising solely out of an assignment or transfer by any Lender be for the account of the Group.

3.3	The Security to be granted by the Target Group in the Security Jurisdictions shall be granted as soon as reasonably practical and in any event (subject to any such longer period as may be agreed between the Agent and the Borrower and subject to any perfection and registration requirements and regulatory approvals) within three Business Days from the Closing Date.

3.4	Information, such as lists of assets, will be provided if and only to the extent (i) necessary or required by law to create, enforce, perfect or register the Security or (ii) advisable to create, enforce, perfect or register the Security, provided that such information need only be provided by any Obligor pursuant to sub-clause (ii) of this paragraph more frequently than annually unless an Event of Default has occurred and is continuing.

3.5	Each Transaction Security Document shall contain a release clause requiring the Security Agent to release the Security constituted thereby as follows:

(a)	Upon (i) the secured obligations being discharged in full and none of the Secured Parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the security providers or any other person under any of the Finance Documents, (ii) the security provider that was a Borrower or a Guarantor ceasing to be both a Borrower and a Guarantor in accordance with the provisions of the Finance Documents, or (iii) (with respect to Transaction Security over shares in or assets of ISS Beijing or its relevant subsidiaries) the occurrence of a Permitted Restructuring, the Security Agent shall, at the request and cost of the Borrower, release and cancel the Security of such security provider and procure the reassignment to the security provider of the property and assets assigned to the Security Agent pursuant to the relevant Transaction Security Documents (to the extent not already disposed of or applied in accordance with the Finance Documents).

(b)	In connection with (i) any permitted disposal of any property that is subject to a Transaction Security Document, (ii) any sale or other disposition of any property otherwise permitted by the Finance Documents that is subject to a Transaction Security Document, (iii) any sale or other disposition of any property that is subject to a Transaction Security Document where the Agent or the Security Agent has consented to the disposal pursuant to the Finance Documents or (iv) any sale or any other disposition of any property pursuant to a merger, consolidation, reorganisation, winding-up, securitisation or sale and leaseback permitted by the Finance Documents to the extent necessary to ensure that such merger, consolidation, reorganisation, winding-up, securitisation or sale and leaseback can take place, the Security Agent shall, at the request and cost of the Borrower, release and cancel the Security of such security provider and procure the reassignment to the security provider of the property and assets assigned to the Security Agent pursuant to the relevant Transaction Security Document provided that, (A) to the extent that the disposal of such property is a permitted disposal or a sale or disposition otherwise permitted by the Finance Documents, the property shall (to the extent permitted under applicable law) be declared to be automatically released from the Security with effect from the day of such disposal and the Security Agent and the Agent shall each do all such acts which are reasonably requested by the Borrower (upon reasonable notice and at the cost of the Borrower) in order to release such property, and (B) (in the case of paragraph (iv), such property shall (to the extent required under the Facility Agreement) continue to be subject to equivalent Transaction Security upon and following such merger, consolidation, reorganisation, winding-up, securitisation or sale and leaseback (and the relevant Obligors and members of the Group shall (to the extent required under the Facility Agreement) enter into such Transaction Security Documents as the Agent/Security Agent may require to give effect to such Transaction Security).

4.	BANK ACCOUNTS

(a)	If a Group Obligor grants Security over its bank accounts it shall be free to deal with those accounts (other than the Offshore Debt Service Account and other blocked accounts (if any)) in the course of its business until the occurrence of an Enforcement Event (save for and subject to any specific restrictions or waterfall set out in the Finance Documents in relation to any specific bank accounts).

(b)	If required by local law to perfect the Security or in line with market practice in the applicable jurisdictions or advised by local counsel to the Mandated Lead Arranger, notice of the Security will be served on the account bank within five Business Days of the Security being granted and the relevant Group Obligor shall use its reasonable endeavours to obtain an acknowledgement of that notice within ten Business Days of service. If the relevant Group Obligor has used its reasonable endeavours but has not been able to obtain acknowledgement, its obligation to obtain acknowledgement shall cease on the expiry of that ten Business Day period.

(c)	Any Security over bank accounts (other than the Offshore Debt Service Account and the Collection Account) shall be subject to set-off rights and liens in favour of the account bank which are created either by law or in the standard terms and conditions of the account bank. The notice of Security may request these are waived by the account bank, but the relevant Group Obligor shall not be required to change its banking arrangements if these set-off rights and liens are not waived or only partially waived (provided that such set-off rights and liens must be waived in full by the account bank in respect of any specific bank accounts required opened and maintained in accordance with the Facility Agreement, including without limitation the Offshore Debt Service Account and the Collection Account).

5.	SHARES

(a)	Subject to advice from relevant local counsel for the Mandated Lead Arranger or the Agent, the relevant Transaction Security Document will be governed by the laws of the jurisdiction of incorporation of the Target Group member whose shares are subject to Security, and not by the law of the jurisdiction of incorporation of the Target Group member granting the Security.

(b)	In respect of share pledges, until an Enforcement Event has occurred, the pledgors shall be permitted to retain and to exercise voting rights attaching to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the Security or cause a Default to occur and the pledgors shall be permitted to receive and retain dividends on pledged shares/pay dividends upstream on pledged shares to the extent permitted under the Facility Agreement or related Finance Documents.